 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 4 to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

MPF REIT FUND 1, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 12, LLC; MPF DEWAAY FUND 5, LLC; MPF DEWAAY FUND 7, LLC; MP VALUE FUND 7, LLC; MPF BADGER ACQUISITION CO., LLC; MPF BLUE RIDGE 1, LLC; MPF DEWAAY FUND 8, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF EPLANNING OPPORTUNITY FUND, LP; MPF SENIOR NOTE PROGRAM II, LP; MORAGA GOLD, LLC; RED INVESTMENTS, LP; STEVEN GOLD; LAPIS OPPORTUNITIES FUNDS I AND II, LP; SCM SPECIAL FUND 2, LP; SUTTER OPPORTUNITY FUND 4, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF CLASS A AND CLASS B-1, B-2, and B-3 COMMON STOCK
(Title of Class of Securities)

720190206  Class A
720190305  Class B-1
720190404  Class B-2
720190503  Class B-3

(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$11,200,000.00	$798.56

*
For purposes of calculating the filing fee only.  Assumes the purchase of 200,000 Shares of each Class A, B-1, B-2, and B-3 at a purchase price equal to $17, $14, $13, and $12 per Share in cash, respectively

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $798.56
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: April 15, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP; Steven Gold; Lapis Opportunities Funds I and II, LP; SCM Special Fund 2, LP; Sutter Opportunity Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 200,000 shares of each Class A, B-1, B-2, and B-3 common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $17, $14, $13, and $12 per Share, respectively, less the amount of any dividends declared or made with respect to the Shares between April 15, 2010 (the “Offer Date”) and June 15, 2010, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2010 (the “Offer to Purchase”).

The Offer resulted in the tender by Shareholders, and acceptance for payment by the Purchasers, of a total of 21,426 Class A Shares, 35,520 Class B-1 Shares, 34,764 Class B-2 Shares, and 33,346 Class B-3 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 0.16%,0.31%, 0.30%, and 0.30% of the total outstanding Shares of each Class, respectively.  There are also 29 Shareholders who signed Assignment Forms who did not know the number of Shares they owned, and the Corporation has not yet provided the number of Shares to us.  These Shares were allocated among the Purchasers as follows:

Lapis Opportunities Fund I, LP	9.7%
Lapis Opportunities Fund II, LP	25.1%
SCM Special Fund 2, LP	25.0%
MPF REIT Fund 1, LLC	2.9%
MPF DeWaay Premier Fund 4, LLC	2.9%
MPF Flagship fund 12, LLC	2.9%
MPF DeWaay Fund 5, LLC	2.9%
MPF DeWaay Fund 7, LLC	2.9%
MP Value Fund 7, LLC	2.9%
MPF Badger Acquisition Co., LLC	2.9%
MPF Blue Ridge 1, LLC	2.9%
MPF DeWaay Fund 8, LLC	2.9%
MPF DeWaay Premier Fund 2, LLC	2.9%
MPF ePlanning Opportunity Fund, LP	2.9%
MPF Senior Note Program II, LP	2.9%
Steven Gold	4.9%

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 10, 2010

MPF DeWaay Fund 8, LLC; MPF REIT Fund 1, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I and II, LP
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Sutter Opportunity Fund 4, LLC
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Lapis Opportunities Funds I and II, LP
By: Lapis-GP, LLC

By:	/s/ Chip Patterson
Chip Patterson, Secretary